UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-18F-1

NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1

UNDER THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED

MASTER INVESTMENT PORTFOLIO II

Exact Name of Registrant

NOTIFICATION OF ELECTION

The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission (the “Commission”) that it elects to commit itself and each of its series to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940, as amended (the “1940 Act”). It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

SIGNATURE

Pursuant to the requirements of Rule 18f-1 under the 1940 Act, the registrant has caused this notification of election to be duly executed on its behalf in the City of New York and the State of New York on the 18th day of June, 2018.

MASTER INVESTMENT PORTFOLIO II

By:	/s/ John M. Perlowski
John M. Perlowski
President and Chief Executive Officer

Attest:	/s/ Benjamin Archibald
Benjamin Archibald
Secretary